Dome Audio, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Dome Audio, LLC

TABLE OF CONTENTS



To the Member of
Dome Audio, LLC
Boston, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Dome Audio, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in member's equity/(deficit), and cash flows for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 25, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DOME AUDIO, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,499	$ 5,856
Total Current Assets	5,499	5,856
Non-Current Assets:		
Property and equipment, net	7,528	2,750
Total Non-Current Assets	7,528	2,750
TOTAL ASSETS	$ 13,027	$ 8,606
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued interest payable	$ 7,864	$ 54
Notes payable	153,200	12,900
Total Current Liabilities	161,064	12,954
Total Liabilities	161,064	12,954
Member's Equity/(Deficit):	(148,037)	(4,348)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ 13,027	$ 8,606

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

DOME AUDIO, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	2018	2017
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	79,398	3,561
Research & development	3,174	-
Sales & marketing	4,595	-
Total Operating Expenses	87,167	3,561
Loss from operations	(87,167)	(3,561)
Other Income/(Expense):		
Interest expense	(7,911)	(54)
Total Other Income/(Expense)	(7,911)	(54)
Provision for income taxes	-	-
Net Loss	$ (95,078)	$ (3,615)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

DOME AUDIO, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	Total Member's Equity/(Deficit)
Balance at April 3, 2017	$ -
Contributions	2,925
Distributions	(3,658)
Net loss	(3,615)
Balance at December 31, 2017	(4,348)
Contributions	19,487
Distributions	(68,098)
Net loss	(95,078)
Balance at December 31, 2018	$ (148,037)

DOME AUDIO, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (95,078)	$ (3,615)
Adjustments to reconcile net loss to net cash used in by operating activities:		
Depreciation	1,920	150
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued interest payable	7,810	54
Net Cash Used in Operating Activities	(85,348)	(3,411)
Cash Flows From Investing Activities		
Purchase of property and equipment	(6,698)	(2,900)
Net Cash Used in Investing Activities	(6,698)	(2,900)
Cash Flows From Financing Activities		
Note proceeds, net of repayments	140,300	12,900
Contributions	19,487	2,925
Distributions	(68,098)	(3,658)
Net Cash Provided by Financing Activities	91,689	12,167
Net Change In Cash	(357)	5,856
Cash at Beginning of Period	5,856	-
Cash at End of Period	$ 5,499	$ 5,856
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DOME AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

NOTE 1: NATURE OF OPERATIONS

Dome Audio, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of Delaware. The Company produces original headphone designs, one of them being the Dome speakers.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company had no receivables.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5 years for the Company's equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2018 and 2017, no property and equipment has been impaired.

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Offfice equipment	$ 9,598	$ 2,900
Less: Accumulated depreciation	(2,070)	(150)
Property and equipment, net	$ 7,528	$ 2,750

Depreciation totaled $1,920 and $150 periods ended December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provide (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018 or 2017.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $3,174 and $0 year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $95,078 and $3,615 for the periods ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the periods ended December 31, 2018 and 2017, has a member's deficit of $148,037 and $4,348 as of December 31, 2018 and 2017, respectively, has current liabilities exceeding current assets by $155,565 as of December 31, 2018, has defaulted on outstanding notes payable as of December 31, 2018, and lacks liquid assets to satisfy its obligations as they come due with just $5,499 of cash held as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

In 2017, the Company issued several promissory notes to outside investors for $12,900. The notes bear interest at 7% per annum. The notes are payable in full on December 25, 2018, their maturity date. If not repaid by the maturity date, and the Company exceeded its 4th quarter 2018 revenue projections, the notes were to repay at 10 times the then outstanding principal plus accrued interest. As of December 31, 2018, these notes are past due and in default. The notes are convertible into the Company's equity at the lenders' discretion, though the agreement did not clarify the conversion terms.

In 2018, the Company issued additional promissory notes with various outside investors for $140,300. The notes bear interest at 7% per annum, except for one note for $25,000 which instead bears interest at 13% per annum. The notes are all payable in full on December 25, 2019, their maturity date. If not repaid by the maturity date, and the Company exceeds its 4th quarter 2019 revenue projections, the notes are to repay at 2 times the then outstanding accrued interest. If the Company is acquired within 48 months of the issuance of the notes, the notes are repayable at 2 times the then outstanding principal and interest. The notes are convertible into the Company's equity at the lenders' discretion, though the agreement did not clarify the conversion terms.

The outstanding balance of the notes as of December 31, 2018 and 2017 was $153,200 and $12,900, respectively. Interest expense on these loans totaled $7,911 and $54 for the periods ended December 31, 2018 and 2017, respectively. No interest has been paid in 2017 and 2018. Accrued and unpaid interest was $7,864 and $54 as of December 31, 2018 and 2017, respectively.

NOTE 5: MEMBER'S EQUITY/(DEFICIT)

The Company has one member that owns 100% of the membership interests in the Company as of December 31, 2018.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue

Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Conversion to Corporation

On May 10, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Dome Audio, LLC to Dome Audio, Inc. The Company authorized 52,762,500 shares of $0.0001 par value common stock. 100% of the membership interests in Dome Audio, LLC were converted into 44,125,000 shares of common stock in Dome Audio, Inc.

Stock Issuances

In May 2019, the Company issued 875,000 shares of common stock at $0.0001 per share for total proceeds of $88. All such shares vest over 48 months, where 25% of the shares vest at the one year anniversary of issuance, then $1/36^{th}$ of the shares vest monthly thereafter.

Regulation Crowdfunding Offering

In 2019, the Company is selling 1,562,500 shares at $0.32 per share, for a maximum raise of $500,000.

Amended 2019 Equity Incentive Plan

The Company has adopted the 2019 Equity Incentive Plan (the "Plan") in May 2019. The Company reserved 5,000,000 shares of common stock for issuance under the Plan.

Management's Evaluation

Management has evaluated subsequent events through July 25, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.